BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.



ANNUAL REPORT

400 NW 26th St

Miami , FL 33127

(786) 875-0414

http://blockchaininstitute.com/

This Annual Report is dated April 13, 2023.

BUSINESS

Blockchain Institute of Technology, Inc. ("BIT" or the "Company") provides third-party credentialed professional training and certification on blockchain technology and cryptocurrency.

We reach and serve our target customers directly through BIT's learning management system (LMS) platform and indirectly through multiple channels and partners including leading online learning platforms, multiple social media channels, focused websites and a growing number of universities.

BIT certificates are third-party credentialed by Foundational Technologies Institute, an industry-led technology and professional credentialing organization. Certifications are securely recorded permanently on the blockchain to avoid fraud and tampering.

BIT's generates revenues through a combination of the following product and service offerings:

1. Online course sales

2. Professional certifications

3. Continuing education subscription licenses

4. In-person training and certification fees

5. Specialized study / Travel Blockchain Immersion Programs TM

6. Licensing universities and instructors teaching BIT courses

7. Customized learning solutions

8. Specialized sponsored content and research reports

9. Paid speaking engagements

10. Live educational events and conferences

Previous Offerings

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $395,362.03
Number of Securities Sold: 4,079,161
Use of proceeds: Startup funds
Date: August 24, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Based on current capital and credit lines available, the Company can operate for 10 months without revenue generation.

Foreseeable major expenses based on projections:

The Company is expanding globally and ramping up marketing efforts. These will incur expenses including creating new educational courses, launching paid marketing and advertising campaigns to reach new audiences, hiring and training sales personnel, and increasing content production and event participation and sponsorships.

Future operational challenges:

The Company is growing and needs to adapt and scale to handle the growth. With thousands of new students being added, the organization needs to implement new processes and personnel to manage efficiently this growth. With expansion into international markets and additional languages, there are also challenges to drive growth while ensuring high-quality standards.

Future challenges related to capital resources:

Demand for our product and services may decline due to factors beyond our control such as the performance of the cryptocurrency market, government regulations, and global financial markets. We are facing a growing level of competition with top universities entering into the blockchain education space, and having greater financial resources than us. We plan to compete against these universities by offering a more time-efficient, cost-effective, and convenient education and certification option.

Future milestones and events:

We are developing and will be launching multiple new courses and certification options that will create new market opportunities, and which will enable us to acquire new students interested in new study areas, as well as provide additional course and certification options to offer to our current students.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $172,835.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: George Levy

George Levy 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Chairman

Dates of Service: May, 2021 - Present

Responsibilities: Strategic and operational planning and execution.Managing the company's overall operations. Salary: 2022 - Current Salary $7,500 / Month and 2021 - $3,500 / month

Other business experience in the past three years:

Employer: Amijoy, Inc.

Title: President

Dates of Service: February, 2013 - December, 2021

Responsibilities: Strategic direction and execution for online learning and multimedia content production.2022 - Current Salary $0 2021 - $3,750 / month 2020 - $3,750 / month 2019 - $3,750 / month

Other business experience in the past three years:

Employer: Florida Blockchain Foundation

Title: Executive Board Advisor

Dates of Service: November, 2018 - May, 2021

Responsibilities: Advisory role on strategy and direction for the foundation

Other business experience in the past three years:

Employer: Bitsonline

Title: Marketing Advisor

Dates of Service: March, 2017 - December, 2021

Responsibilities: Provide advice on marketing strategy and execution.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: George Levy

Amount and nature of Beneficial ownership: 85,000,000
Percent of class: 81.0

RELATED PARTY TRANSACTIONS

Name of Entity: Amijoy, Inc.

Names of 20% owners: George Levy and Yvonne Levy

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Blockchain Institute of Technology has an exclusive license agreement for all blockchain content from Amijoy, Inc.

Material Terms: The content licensed includes the following courses: 1. Blockchain and Bitcoin Fundamentals 2. Cryptocurrency Fundamentals 3. Bitcoin Advanced Level Transactions 4. Blockchain Advanced Level Uses Beyond Bitcoin 5. Cryptocurrency for your Business 6. Blockchain in Supply Chain Management 7. NFT Fundamental and 8. Bitcoin: Aprenda a Usar, Recibir, Enviar, Comprar y Vender, as well as the assignment of the federal trademark Blockchain Institute of Technology and all related domain names.

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 927,658 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,000,000 of shares to be issued pursant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 4,079,161 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

For further information on the material rights of these securities, please refer to the Company's Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Blank check preferred stock. Voting rights subject to designation per Board of Directors. Please see material rights below.

Material Rights

For further information on the material rights of these securities, please refer to the Company's Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

As of the effective date of the Certificate of Incorporation (please see Exhibit F of these offering materials), all Fifty Million (50,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

BLANK CHECK PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Statement of Share Rights"); and (iii) to issue from time to time in one or more such series up to 50,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Blockchain technology and cryptocurrency are still relatively new technologies and the regulatory landscape is evolving. Changes in the value of cryptocurrencies and government regulations can affect the use and growth of blockchain technology. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education and technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Non-Voting Common Stock in the amount of up to $5M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Blockchain Institute of Technology, Inc. was formed on May 14, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blockchain Institute of Technology, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blockchain Institute of Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Blockchain Institute of Technology or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Blockchain Institute of Technology could harm our reputation and materially negatively impact our financial condition and business. Blockchain technology and cryptocurrencies are still relatively new technologies and the regulatory landscape is evolving. Blockchain technology and cryptocurrencies are still relatively new technologies and the regulatory landscape is evolving. Changes in the value of cryptocurrencies and government regulations can affect the use and growth of blockchain technology.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 13, 2023.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

By /s/ *George Levy*

  Name: Blockchain Institute of Technology, Inc.

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, George Levy, the Chief Executive Officer of Blockchain Institute of Technology Inc., hereby certify that the financial statements of Blockchain Institute of Technology Inc., and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $282,439; taxable income of -$0 and total tax of 0. (The company has not yet filed the 2022 tax returns and is projecting 0 taxes because of its net loss.)

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/12/23 (Date of Execution).



_____ (Signature)

_____CEO_____ (Title)

_04/12/2023_ (Date)

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.

FINANCIAL STATEMENTS
(Unaudited)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2022 AND DECEMBER 31, 2021

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	172,836	$	115,078
Prepaids and Other Current Assets		6,507		-
Total Current Assets		**179,342**		**115,078**
Total Assets	$	**179,342**	$	**115,078**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	5,246	$	7,200
Other Current Liabilities		1,630		651
Total Current Liabilities		**6,875**		**7,851**
Total Liabilities		**6,875**		**7,851**
STOCKHOLDERS EQUITY				
Voting Common Stock		8,500		8,500
Non-Voting Common Stock		419		-
Additional Paid in Capital		235,768		83,692
Retained Earnings/(Accumulated Deficit)		(72,220)		15,034
Total Stockholders' Equity		**172,467**		**107,227**
Total Liabilities and Stockholders' Equity	$	**179,342**	$	**115,078**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	282,439	$	62,459
Cost of Goods Sold		19,576		1,172
Gross profit		262,862		61,287
Operating expenses				
General and Administrative		334,770		39,053
Sales and Marketing		15,347		7,200
Total operating expenses		350,117		46,253
Operating Income/(Loss)		(87,255)		15,034
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(87,255)		15,034
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(87,255)**	**$**	**15,034**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Voting Common Stock		Non-Voting Common Stock		Additional Paid In	Retained earnings/ (Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Inception date May 14, 2021		-					
Issuance of Stock	85,000,000	$ 8,500		-	$ 83,692		$ 92,192
Net income/(loss)						15,034	15,034
Balance—December 31, 2021	85,000,000	8,500	-	-	83,692	$ 15,034	$ **107,227**
Issuance of Stock	-	-	4,190,749	$ 419	152,076		152,495
Net income/(loss)						(87,255)	(87,255)
Balance—December 31, 2022	**85,000,000**	**$ 8,500**	**4,190,749**	**$ 419**	**$ 235,768**	**$ (72,220)**	**$ 172,467**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(87,255)	$	15,034
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(6,507)		-
Credit Cards		(1,954)		7,200
Other Current Liabilities		979		651
Net cash provided/(used) by operating activities		**(94,737)**		**22,885**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		152,495		92,192
Net cash provided/(used) by financing activities		**152,495**		**92,192**
Change in Cash		57,758		115,078
Cash—beginning of year		115,078		-
Cash—end of year	$	**172,836**	$	**115,078**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blockchain Institute of Technology Inc. was incorporated on May 14, 2021, in the state of Delaware. The financial statements of Blockchain Institute of Technology Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hallandale Beach, Florida.

Blockchain Institute of Technology offers fully credentialed blockchain and cryptocurrency professional education and certification delivered efficiently and at scale - anytime, anywhere. We address the needs of our customers by developing and offering customized training and professional certification solutions in blockchain, Bitcoin and cryptocurrency that combine the following elements:

1. Scalable, effective online courses and training delivered anytime, anywhere and on any device.
2. Hybrid online/offline training, certification and content options that can be customized to fit the needs and schedule of any organization.
3. Professional certification examinations with accompanying third party credentialed certificates, and third-party verification on a blockchain to avoid fraud and tampering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Blockchain Institute of Technology Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from credentialed blockchain, cryptocurrency professional education, and certification delivered efficiently and at scale.

Cost of sales

Costs of goods sold include education credentialing, supplies, and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $15,347 and $7,200, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Direct Deposit Payable	$ 6,507	$ -
Total Prepaids and Other Current Assets	$ 6,507	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	1,630	651
Total Other Current Liabilities	$ 1,630	$ 651

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022 and December 31, 2021, 85,000,000 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022 and December 31, 2021, 4,190,749 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2022, no Preferred Shares have been issued and are outstanding.

5. DEBT

The Company had no outstanding debt as of December 31, 2021.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (22,213)	$ -
Valuation Allowance	22,213	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $72,220, and the Company had state net operating loss ("NOL") carryforwards of approximately $72,220. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

On January 1, 2022, the Company entered into a commercial lease agreement with Amijoy Inc. (owned by a family member of the major shareholder of the Company- George Levy), for renting audiovisual recording studio located at Hallandale Beach, Florida. The lease expiration date is January 1, 2023. In 2022, the total rent paid amounted to $60,000.

In November of 2022, the Company paid $10,000 for consulting services provided by Amijoy Inc.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 5, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, George Levy, Principal Executive Officer of BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC., hereby certify that the financial statements of BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC. included in this Report are true and complete in all material respects.

George Levy

CEO